UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at November 12, 2009

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F....... Form 40-F.....X....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
Director and Chief Executive Officer

Date: November 17, 2009

Print the name and title of the signing officer under his signature.

  300 - 905 W Pender St.
Vancouver BC
Canada V6C 1L6
Tel 778-373-4533
Fax 778-373-4534
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO ANNOUNCES THIRD QUARTER FINANCIAL RESULTS

November 12, 2009, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE Amex: TGB) ("Taseko" or the "Company") announces the results for the three and nine months ended September 30, 2009. This release should be read with the Company's Financial Statements and Management Discussion & Analysis, available at www.tasekomines.com and filed on www.sedar.com. Currency is Canadian dollars unless otherwise indicated.

For the quarter ended September 30, 2009, the Company reports an operating profit of $9.4 million and earnings before tax and other items of $4.7 million, compared to an operating profit of $5.2 million and a loss before tax and other items of $1.8 million for the three months ended September 30, 2008. Other items include unrealized (non cash) loss attributable to derivative instruments. For nine months ended September 30, 2009, the operating profit was $32.7 million and earnings before tax and other items were $24.0 million, compared to an operating profit of $49.3 million and earnings before tax and other items of $29.9 million for the nine months ended September 30, 2008.

Revenue was $40.1 million from the sale of 12.7 million pounds of copper and 149,000 pounds of molybdenum at an average realized price of US$2.65 per pound for copper and US$12.37 per pound for molybdenum.

Russell Hallbauer, President and CEO of Taseko commented, "Taseko ended the third quarter in excellent financial shape, with over $40 million in cash on hand. The US$20 million added to our debt facility, which was funded in September, will provide the required cash to complete Gibraltar expansion plans.

The newly installed tower regrind mill is being integrated into the concentrator circuit and the Gibraltar operations team is making steady progress on its optimization. Construction continues on the remaining projects which will increase Gibraltar production capacity to 115 million pounds of copper per year.We expect to increase the ore crushing capacity by mid-2010 with the completion of the new in-pit crusher and overland conveyor system. To better optimize the Semi-Autogenous Grinding ("SAG") mill performance, design is underway to bypass the current stockpile feed system, eliminating the expensive secondary crushing system. We expect to start construction in the spring of 2010."

Mr. Hallbauer continued, "In regards to the Prosperity project, the reserve increase just announced1 affirms the inherent value and importance of the project to all Taseko stakeholders. With 7.7 million ounces of recoverable gold and 3.6 billion pounds of recoverable copper, Prosperity has the largest gold reserve of any mining project in Canada and will be one of the largest mines built in the last decade.

The Environmental Review of our Prosperity Project is very close to completion. We remain extremely confident that the Environmental Assessment Office will not find any obvious encumbrances with the project and that the Provincial government will make their decision early in 2010. The Federal government review process also continues and the Panel will hold public hearings as early as mid-January. Following conclusion of the hearings, the Panel has 45 days to submit their findings to the Federal Minister of Environment for a decision."

Highlights

Gibraltar Production and Sales

•           Year to date production to September 30, 2009 was 53 million pounds of copper and 516,000 pounds of molybdenum, 21 percent and 39 percent higher than the same period in 2008, respectively.
•           In the nine months ended September 30, 2009, copper in concentrate sales were 49.8 million pounds and 1.6 million pounds of copper cathode was sold. Molybdenum in concentrate sales was 595,000 pounds.

The following table is a summary of operating statistics:

	3 months ended September 30, 2009	9 months ended September 30, 2009
Total tons mined (millions)	8.7	23.5
Tons of ore milled (millions)	3.3	9.8
Stripping ratio	2.8	1.6
Copper grade (%)	0.26	0.32
Molybdenum grade (%Mo)	0.011	0.011
Copper recovery (%)	79.1	81.7
Molybdenum recovery (%)	15.5	25.5
Copper production (millions lb)	14.0	53.0
Molybdenum production (thousands lb)	112	516
Copper production costs, net of by-product credits, per lb of copper[1]	US$1.56	US$1.08
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.30	US$0.30
Total cash costs of production per lb of copper	US$1.86	US$1.38
Notes to table: 1 By-product credit is based on pounds of molybdenum and ounces of silver sold.

Total cash costs for the quarter ended September 30, 2009 increased by approximately US$0.45/lb as a result of reduced production caused by a geotechnical event at the edge of the Granite Pit. Surface soil instability at the edge of the pit forced mining operations to deviate from the mine plan for most of the quarter. Ore release could only be achieved from mining faces that were significantly below the Granite Pit average grade. Metal production was effectively reduced by four million pounds as a result of lower head grade and metal recoveries associated with lower head grades. The geotechnical issue was resolved in October.

As well, costs increased quarter over quarter as the Canadian dollar strengthened against the U.S. dollar and the strip ratio returned to mine site average based on increasing margins due to higher copper and molybdenum prices.

Gibraltar Fixed Infrastructure Upgrades and Installations

Improvements to the concentrator and ore handling facilities at Gibraltar continued through the third quarter. Installation of a higher capacity cleaner flotation circuit and a modern regrind tower mill unit were completed in August. These two new sections in the concentrator will improve metal recovery when their full operating capabilities are integrated into the concentrator. Both circuits are designed to handle additional volume as mill throughput increases.

Construction is approximately 80% complete on the new in-pit 60-inch by 89-inch crusher and conveyor system which, when completed in the first quarter of 2010, will reduce operating costs and improve mine productivity by replacing the much smaller original Gibraltar crusher and supplanting approximately three Diesel powered haulage trucks with an electrically driven overland conveyor belt.

Replacement of the current single-line tailings system with a two-line system and substitution of the natural gas fired concentrate dryer with a filter press are planned to be completed in the second quarter of 2010. Changing out this equipment reduces operating cost, provides a more stable operating platform, and will be able to manage increased volume as mill throughput increases.

Detailed engineering has been initiated on a SAG mill direct feed system which is designed to improve mill availability, increase throughput and reduce costs by eliminating the complicated secondary crusher and fine ore feed system. The new direct feed system will also allow larger mill feed more appropriate for autogenous grinding than can be achieved with the current system. Completion of construction of the direct feed system is expected in the fourth quarter of 2010.

It is worth noting that utilizing an overland conveyor in favor of haulage trucks and replacing the natural gas fired concentrate dryer will both result in significant reductions to the amount of carbon dioxide that is emitted during the production process at Gibraltar.

Prosperity

The Company announced a 70% increase in mineral reserves at its 100% owned Prosperity Project, from 487 million tonnes to 830 million tonnes. The reserve increase will added 3.0 million ounces of recoverable gold and 1.6 billion lbs of recoverable copper to the Prosperity reserve base, bringing total recoverable metal to 7.7 million ounces of gold and 3.6 billion lbs of copper. The reserves (tabulated below) are based on a $5.50 net smelter return ("NSR") cut-off using gold and copper prices of $650/oz and $1.65/lb, respectively.

Prosperity Project[1] November 2009 Mineral Reserves at C$5.50 NSR/t Cut-Off[1]
Category	Size M tonnes	Grade		Recoverable Metal		Contained Metal
		Au (g/t)	Cu (%)	Au (M oz)	Cu (B lbs)	Au (M oz)	Cu (B lbs)
Proven	481	0.46	0.26	5.0	2.4	7.1	2.8
Probable	350	0.35	0.18	2.7	1.2	3.9	1.4
Total	831	0.41	0.23	7.7	3.6	11.0	4.2
Note: Recoveries for Cu and Au are 87% and 69% respectively

Remaining measured and indicated resources are grading 0.40% grams per tonne gold and 0.30% copper containing 2.3 million ounces of gold and 1.2 billion pounds of copper (no recoveries applied).

[1] For further details, see Company's news release dated November 5, 2009.

Taseko will host a conference call on Friday, November 13, 2009 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. The conference call may be accessed by dialing (888) 523-1225, or (719) 785-1759 internationally. A live and archived audio webcast will also be available at www.tasekomines.com.

The conference call will be archived for later playback until November 20, 2009 and can be accessed by dialing (888) 203-1112 in Canada and the United States, or (719) 457-0820 internationally and using the passcode 5290249.

For further information, contact Brian Bergot, Investor Relations - 778-373-4545, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.